Filed pursuant to Rule 424(b)(3) SEC File No. 333-155593

PROSPECTUS SUPPLEMENT

8,000,000 SHARES

ONEOK, Inc.

SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 21, 2008

This is a supplement (“Supplement”) to the Plan Prospectus, dated November 21, 2008, which relates to the ONEOK, Inc. Direct Stock Purchase and Dividend Reinvestment Plan. This Supplement should be attached to the Prospectus and read in conjunction with it.

Effective August 30, 2010, ONEOK, Inc. has changed its stock transfer agent from Computershare Trust Company, N.A. to Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. As of such date, the new Plan Administrator for the Direct Stock Purchase and Dividend Reinvestment Plan is now Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A.

In terms of the Prospectus, dated November 21, 2008, relating to the Direct Stock Purchase and Dividend Reinvestment Plan:

•	References to the transfer agent are changed to read Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A.

•	References to the “Plan Administrator” should be read to mean Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. rather than Computershare Trust Company, N.A.

•	References to corresponding with the Plan Administrator should read to direct correspondence to:

Standard U.S. Postal Mail:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified/Overnight Mail:

Wells Fargo Shareowner Services

161 North Concord Exchange

South St. Paul, MN 55075-1139

General Information:

Toll Free Telephone: 1-800-468-9716

Telephone: 651-450-4064 (outside the U.S.)

Fax: 651-450-4085

An automated voice response system is available 24 hours a day, 7 days a week.

Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central

Time, Monday through Friday.

Internet:

General Inquiries - www.wellsfargo.com/shareownerservices

Account Information - www.shareowneronline.com

Wells Fargo Shareowner Services is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of shares for you. Wells Fargo Shareowner Services will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from you.

Funds received by Wells Fargo Shareowner Services for cash purchases of plan shares in advance of a plan purchase date may be invested by Wells Fargo Shareowner Services in certain Permitted Investments. For purposes of this plan, “Permitted Investments” shall mean any money market mutual funds registered under the Investment Company Act (including those of an affiliate of Shareowner Services or for which Shareowner Services or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from such Permitted Investments shall be the responsibility of Wells Fargo Shareowner Services. Investment income from such Permitted Investments shall be retained by Wells Fargo Shareowner Services.

The corresponding paragraphs of the section of prospectus following the heading “INFORMATION ABOUT THE PLAN” should be updated with the following:

15. What is the Purchase Price for shares purchased through the Plan?

This section remains the same, except shares shall be computed to three decimal places.

19. How do I sell shares credited to my account?

This section remains the same, except Wells Fargo Shareowner Services does not provide Market Order sales. Also, the following fees and charges will now apply:

Fees and Charges

Effective August 30, 2010, Plan fees are noted below:

Enrollment Fee	Company Paid

Certificate Issuance	Company Paid
Certificate Deposit	Company Paid

Investment Fees
dividend reinvestment service fee	Company Paid
optional cash investment service fee	Company Paid
automatic withdrawal service fee	Company Paid
purchase commission	Company Paid

Sale Fees
service fee	$15.00 per transaction
sale commission	$0.10 per share
direct deposit of net sale proceeds	$5.00 per transaction

Fee for Returned Check or Rejected
Automatic Bank Withdrawal	$25.00 per item

Prior Year Duplicate Statement	$15.00 per year

21. Can I establish an IRA account through the Plan?

IRA accounts are now supported outside of the Plan. You may establish a self-directed Wells Trade IRA account which can invest in ONEOK Common Stock. For complete information about the IRA Plan, fees and application forms, go to www.wellsfargo.com or call Wells Fargo at 1-800-872-3377.

You should consult with a tax advisor concerning all the rules governing contributions and transfers to an IRA and the timing and tax consequences of withdrawals and distributions from an IRA.

28. What are the responsibilities of ONEOK and Wells Fargo Shareowner Services under the plan?

This section is replaced with the following: In administering the plan, neither we, the administrator nor the administrator’s broker are liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a plan account upon such participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which shares are purchased or sold, or (iii) as to the value of the shares acquired for you.

The administrator undertakes to perform such duties and only such duties as are expressly set forth within this Supplement and unchanged provisions within the Plan Prospectus, to be performed by it, and no implied covenants or obligations shall be read into this plan against the administrator or us.

Except for negligence or willful misconduct on its part, the administrator, whether acting directly or through agents or attorneys, shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder. The administrator shall not be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), unless the loss or damage is the result of negligence or willful misconduct on its part or in the event the administrator has been advised of the likelihood of such loss or damage and takes no action within its control and within acceptable industry practices. The administrator shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The administrator shall not be responsible or liable for any failure or delay in the performance of its obligations under this plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the administrator shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

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